Exhibit 21.1

Black Elk Energy

List of Subsidiaries

Name of Subsidiary	Direct Ownership and Percentage Ownership	Jurisdiction of Organization
Black Elk Energy Land Operations, LLC	100% owned by Parent	Texas

Black Elk Energy Finance Corp.	100% owned by Parent	Texas